Qilian International Holding Group Ltd.

November 27, 2019

VIA EDGAR

Ms. Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Ltd. Amendment No. 1 to Registration Statement on Form F-1 Submitted November 1, 2019 File No. 377-02698

Dear Ms. Baynes:

Qilian International Holding Group Ltd. (the “Company”, “Qilian,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 12, 2019 regarding its Registration Statement on Form F-1 (the “Registration Statement”) publicly submitted on November 1, 2019. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No.1 to the Registration Statement on Form F-1 (“Amendment No.1”) is being submitted publicly to accompany this response letter.

Registration Statement on Form F-1

Prospectus Summary

Our History and Corporate Structure, page 7

1. We note your response to comments 3 and 6. Please clarify whether Gansu QLS or any of its subsidiaries are restricted in the amount of capital they are able to contribute to WFOE or the amount of capital they are able to repatriate from WFOE as a result of noncompliance with PRC SAFE Circular 37.

Response: The Company respectfully advises the Staff that since Gansu QLS and its subsidiaries are only controlled by WFOE through contractual arrangements and since WFOE is not a shareholder of Gansu QLS, neither Gansu QLS nor any of its subsidiaries have any obligations to contribute capital to WFOE, nor have they any rights to receive distributions or dividends from WFOE. In addition, pursuant to the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors promulgated by the State Administration of Foreign Exchange, upon establishment of a foreign investment enterprise pursuant to the law, registration formalities shall be completed with the foreign exchange bureau. Upon completion of such registration formalities, foreign investment enterprises are able to open bank accounts for direct investment in China, conduct settlement when contributing foreign exchange funds, and remit funds overseas in the event of such as profit distribution. WFOE is not subject to any restrictions on capital contribution or repatriation because WFOE has completed the foreign exchange registration formalities as required upon its establishment. Finally, only capital contributions to a special purpose vehicle by its shareholders failing to comply with Circular 37, as well as the repatriation of profits and dividends derived from such special purpose vehicle to China by its shareholders are limited. The Company has updated its disclosure on pages 7 and 88 of Amendment No.1 accordingly.

Selected Financial Data, page 10

2. We note that your basic and diluted earnings per ordinary share, weighted average shares, and shares issued and outstanding on pages 10 and 11 are not consistent with that disclosed in your interim unaudited financial statements. Please revise to consistently disclose the effects of your reverse stock split and ordinary share increase retroactively to the earliest period presented throughout your filing.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 10 and 11 of the Amendment No.1.

Risk Factors

Risks Related to the Offering and Our Ordinary Shares

Our choice of forum provisions in our Articles of Associates may limit, page 21

3. We note your disclosure on pages 21 and 109 that your Articles of Association include an exclusive forum provision. However, your Form of Amended and Restated Memorandum and Articles of Association filed as Exhibit 3.3 does not appear to have an exclusive forum provision. Please tell us whether the Restated Memorandum and Articles of Association filed as Exhibit 3.3 will become effective prior to the close of the offering, and, if so, please revise your disclosure so that it is consistent with Exhibit 3.3.

Response: The Company respectfully informs the Staff that the Company’s Amended and Restated Memorandum and Articles of Association became effective on October 16, 2019 and does not include an exclusive forum provision. The Company updated its disclosures on pages 21 and 109 of Amendment No.1 accordingly.

Business

Research and Development

R&D Achievements, page 77

4. We note your disclosure that the cooperation agreement between Gansu QLS and the Wuxi Company has expired. However, we note that the agreement provided that the applied intellectual properties developed pursuant the cooperation agreement are equally owned by the Gansu QLS and the Wuxi Company and that "[i]f either Gansu QLS or the Wuxi Company utilizes such intellectual properties on the reformation of other strains, it shall pay royalty fees to the other party and the research and development achievements from such reformation activities shall be jointly owned by both parties." Please tell us whether the obligation to pay royalty fees to the other party is still in effect even though the cooperation agreement has expired, and please disclose whether any material intellectual properties are jointly owned with the Wuxi Company, and, if so, what affect this could have on the company's business.

Response: The Company respectfully informs the Staff that no intellectual property was developed under the cooperation agreement between Gansu QLS and the Wuxi Company. Thus, there is no obligation on either party to pay royalty fees to the other party.

Principal Shareholders, page 96

5. We note your revised disclosure on page 96 that following the completion of this offering, your directors and executive officers will hold 61.67% of the issued and outstanding ordinary shares. Please revise your prospectus summary to disclose that your directors and executive officers will hold 61.67% of the issued and outstanding ordinary shares and add a risk factor that addresses the risks associated with the concentration of your beneficial ownership among your directors and executive officers.

Response: In response to the Staff’s comment, the Company updated its disclosure on page 19 of Amendment No.1 to include a risk factor that addresses the risks associated with the concentration of the Company’s beneficial ownership among its directors and executive officers. The Company also updated its disclosure in the prospectus summary section on page 7 of Amendment No.1.

Exhibit Index, page 129

6. Please have counsel revise Exhibit 5.1 to provide an opinion of legality regarding the ordinary shares underlying the underwriter's warrants.

Response: In response to the Staff’s comment, Ogier, the Company’s counsel with respect to the laws of the Cayman Islands, updated its opinion letter to include an opinion of legality regarding the ordinary shares underlying the underwriter's warrants.

Report of Independent Registered Public Accounting Firm, page F-1

7. We note your amended audit report has revised the dates for notes 11 and 13 to November 1, 2019 for your recent reverse stock split and other transactions. We also note that note 14 for subsequent events still remains dated September 6, 2019. Please confirm that your auditors will file a revised consent and audit report to also update the subsequent events footnote prior to filing effectiveness.

Response: In response to the Staff’s comment, the Company filed an updated consent and audit report with Amendment No.1.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin
CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC